

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2022

Paul Berns
Chief Executive Officer
Neumora Therapeutics, Inc.
65 Grove Street
Watertown, Massachusetts 02472

       Re: Neumora Therapeutics, Inc.
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted June 10, 2022
           CIK No. 0001885522

Dear Mr. Berns:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 submitted June 10, 2022

Recent Acquisition of Assets
Alairon, Inc., page 98

1.   We acknowledge your response to prior comment 3. Please revise your disclosure to describe in greater detail the pre-IND feedback you received from the FDA relating to your NMRA-094 product.

NMRA-511, page 140

2.   We note the revised disclosure provided in response to our prior comment 4 and your statement that the Phase 1a clinical trial was "not a powered study". Please further revise your disclosure to explain the nature and purpose of a non-powered study, including whether endpoints were measured in the trial.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip Stoup, Esq.